Filed by Peoples Financial Services Corp.

(Commission File No. 001-36388)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4, File No. 333-275722

Subject Company: FNCB Bancorp, Inc.

(Commission File No. 001-38408)

Date: February 13, 2024

February 13, 2024

Dear Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders of Peoples Financial Services Corp. (“Peoples”) to be held on Friday, March 22, 2024. The purpose of this meeting is to approve the proposed merger of FNCB Bancorp, Inc. (“FNCB”) with and into Peoples, with Peoples surviving, and related matters. In addition to the approval of the merger by the shareholders of PFIS and FNCB, the merger remains subject to regulatory approvals and satisfaction of other customary closing conditions. Should the merger be completed, immediately following the merger of FNCB and Peoples, FNCB’s wholly-owned subsidiary, FNCB Bank will also merge with and into People’s wholly-owned subsidiary, Peoples Security Bank and Trust Company, with Peoples Security Bank and Trust Company surviving.

According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own. Please take a moment to vote your shares by following the instructions in your proxy material to vote online or by telephone, in order for your vote to be tabulated in the quickest manner.

The Board of Directors of Peoples Financial Services Corp. recommends that you vote “FOR” the proposed merger and each of the related proposals to be considered at the meeting.

After the effective time of the proposed merger, Peoples plans to raise its quarterly dividend to $0.6175 per share, or to $2.47 per share on an annual basis, from $0.41 per share, or $1.64 per share on an annual basis.

Please refer to the joint proxy statement/prospectus which contain important information about the proposed merger and the related proposals. This joint proxy statement/prospectus is included with the Registration on Form S-4 (File No. 333-275722) that we filed with the United States Securities and Exchange Commission (“SEC”), and which is available, without charge, at the SEC’s website, www.sec.gov. Free copies of documents filed with the SEC are also available on Peoples’ investor relations website at pfis.q4ir.com/investor-resources/sec-filings.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

Craig W. Best

Chief Executive Officer

Encl.